

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 26, 2010

By U.S. Mail and Facsimile

Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

Re: Granite Falls Energy, LLC
Form 10-K for the Fiscal Year Ended October 31, 2008
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 30, 2009
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Form 10-K for the Fiscal Year Ended October 31, 2009
File No. 000-51277

Dear Ms. Schuler:

We have reviewed your response letter dated February 3, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2008

Exhibit 31 – Section 302 Certifications
Exhibit 32 – Section 906 Certifications

1. We remind you to amend your Form 10-K to provide appropriately dated certifications, as requested in comment #8 of our letter dated October 27, 2009. Please note that your amended Form 10-K is required to include the entire periodic report.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 30

2.   In your letter dated November 10, 2009, you indicated that in future filings you would disclose the additional tabular disclosures of revenue sources and additional data, including volumes sold, that impacted your results, as previously provided in your Forms 10-Q. It does not appear that the additional data table was provided in your current Form 10-K. As this disclosure provides your unit-holders with meaningful information as to the items impacting your results of operations, please revise your future Exchange Act filings to provide such additional data.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief